Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Dated November 17, 2025

Registration No. 333-291572

Trustmark Corporation

$175,000,000

6.00% Fixed-to-Floating Rate Subordinated Notes due 2035

Term Sheet

Issuer:	Trustmark Corporation (the “Company” or “Issuer”)

Security:	6.00% Fixed-to-Floating Rate Subordinated Notes due 2035 (the “Notes”)

Aggregate Principal Amount:	$175,000,000

Type of Offering:	SEC Registered

Expected Ratings:

BBB- by S&P Global Ratings

BBB- by Fitch Ratings

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

Trade Date:	November 17, 2025

Settlement Date:	November 20, 2025 (T + 3)*

Maturity Date:	December 1, 2035

Coupon:	From and including the Settlement Date to, but excluding, December 1, 2030, or the earlier redemption date (the “fixed rate period”), the Notes will bear interest at a rate of 6.00% per year, payable semiannually in arrears. From and including December 1, 2030 to, but excluding, the Maturity Date, or the earlier redemption date (the “floating rate period”), the Notes will bear interest at a floating rate per year equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined and subject to the provisions described in the Preliminary Prospectus Supplement under “Description of the Notes—Payment of Principal and Interest”) plus 260 basis points, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:

Fixed rate period: June 1 and December 1 of each year, commencing on June 1, 2026. The last interest payment date for the fixed rate period will be December 1, 2030.

Floating rate period: March 1, June 1, September 1 and December 1 of each year, commencing on March 1, 2031.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date (whether or not a business day).

Day Count Convention:	Fixed rate period: 30/360 Floating rate period: 360-day year and the number of days actually elapsed

Optional Redemption:	The Company may redeem the Notes, at its sole option, beginning with the interest payment date of December 1, 2030 and on any interest payment date thereafter, in whole or in part, subject to prior approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), to the extent such approval is then required under the rules of the Federal Reserve Board, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (as described in the preliminary prospectus supplement under “Description of the Notes—Optional Redemption and Redemption Upon Special Events”).

Special Redemption:	The Notes may not otherwise be redeemed by the Company prior to the Maturity Date, except the Company may, at its option, redeem the Notes before the Maturity Date in whole, but not in part, subject to prior approval of the Federal Reserve Board, to the extent such approval is then required under the rules of the Federal Reserve Board, upon the occurrence of (i) a “Tax Event”, (ii) a “Tier 2 Capital Event”, or (iii) the Company becoming required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the redemption date (as described in the Preliminary Prospectus Supplement under “Description of the Notes—Optional Redemption and Redemption Upon Special Events”).

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	The Company intends to use the net proceeds from this offering, after the payment of offering expenses, to repay $125 million aggregate principal amount of its outstanding 3.625% Fixed-to-Floating Rate Subordinated Notes due 2030 (“2030 Notes”), plus accrued interest, and for general corporate purposes.

Price to Public:	100%

Ranking:

The Notes will be the Company’s general unsecured subordinated obligations and will be:

•

junior in right of payment and upon liquidation to any of the Company’s existing and future senior indebtedness, whether secured or unsecured;

•

equal in right of payment and upon liquidation with any of the Company’s existing and future subordinated indebtedness the terms of which provide that such indebtedness ranks equally with promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Notes;

•

senior in right of payment and upon liquidation with the Company’s existing junior subordinated debentures underlying outstanding trust preferred securities and any indebtedness the terms of which provide that such indebtedness ranks junior to promissory notes, bonds, debentures and other types of indebtedness that include the Notes; and

•

effectively subordinated to all of the existing and future indebtedness, deposits and other liabilities of Trustmark Bank and the Company’s other current and future subsidiaries, including, without limitation, Trustmark Bank’s liabilities to depositors in connection with the deposits in Trustmark Bank, its liabilities to general creditors and its liabilities arising during the ordinary course or otherwise.

As of September 30, 2025, the Company had no indebtedness outstanding ranking senior to the Notes, $123.9 million of indebtedness on a gross basis (which was composed of the 2030 Notes) outstanding ranking equally to the Notes, and $61.9 million of junior subordinated indebtedness on a gross basis (which was composed of the Company’s existing junior subordinated debentures underlying outstanding trust preferred securities) outstanding ranking junior to the Notes.

CUSIP / ISIN:	898402AB8 / US898402AB81

Joint Book-Running Managers:	Keefe, Bruyette & Woods, A Stifel Company Goldman Sachs & Co. LLC

*

Note: The Issuer expects that delivery of the Notes will be made against payment therefor on or about the Settlement Date indicated above, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisor.

The Issuer has filed a shelf registration statement (File No. 333-291572) (including a base prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may access these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by contacting Keefe, Bruyette & Woods, A Stifel Company, toll-free at 1-800-966-1599 or by email at USCapitalMarkets@kbw.com, or Goldman Sachs & Co. LLC, toll-free at 1-866-471-2526 or by email at prospectus-ny@ny.email.gs.com.

Capitalized terms used but not defined in this Pricing Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.